UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Canaan Inc.

(Name of Issuer)

Class A ordinary shares, par value $0.00000005 per share

(Title of Class of Securities)

134748102**

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 15 Class A ordinary shares. No CUSIP has been assigned to the Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Schedule 13G

CUSIP No. 134748102

1.	Names of Reporting Persons. Sun Qifeng
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power N/A
	6.	Shared Voting Power 129,897,777[1]
	7.	Sole Dispositive Power N/A
	8.	Shared Dispositive Power 129,897,777
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 129,897,777
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 6.4%[2]
12.	Type of Reporting Person IN

[1]

The Class A ordinary shares reported by the Reporting Person include 1) 33,333,333 Class A ordinary shares held by Sun Qifeng Ltd., 2) 45,453,333 Class A ordinary shares held by Qifeng Sun Ltd., and 3) 51,111,111 Class A ordinary shares held by Tothemoon Ltd. Sun Qifeng Ltd. and Qifeng Sun Ltd. are companies wholly owned by Mr. Sun Qifeng, and are incorporated under the laws of the British Virgin Islands, with their registered address at Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. Tothemoon Ltd. is a company incorporated under the laws of the British Virgin Islands, and is indirectly wholly owned by a trust of which Mr. Sun Qifeng is the beneficiary. The registered address of Tothemoon Ltd. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

[2]

Percentage of ownership of Class A ordinary shares herein is calculated based on the percentage of Class A ordinary shares owned by the Reporting Person divided by the total of 2,015,597,778 Class A ordinary shares of the Issuer outstanding as of December 31, 2019.

Schedule 13G

CUSIP 134748102

ITEM 1.

(a) Name of Issuer: Canaan Inc.

(b) Address of Issuer’s Principal Executive Offices: 30/F, Dicara Silver Tower, 29 Jiefang East Road, Jianggan District, Hangzhou, People’s Republic of China

ITEM 2.

(a) Name of Person Filing:

Sun Qifeng

(b) Address of Principal Business Office, or if None, Residence:

31/F, Dicara Silver Tower, 29 Jiefang East Road, Jianggan District, Hangzhou, Zhejiang Province, People’s Republic of China

(c) Citizenship:

The People’s Republic of China

(d) Title of Class of Securities: Class A ordinary shares, par value $0.00000005 per share, of the Issuer

(e) CUSIP Number: 134748102

CUSIP number 134748102 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer. Each ADS represents 15 Ordinary Shares of the Issuer.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a8).

(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Not Applicable

ITEM 4. OWNERSHIP.

(a) Amount beneficially owned:

See the response to Item 9 on the attached cover page.

(b)	Percentage of class:

See the responses to Item 11 on the attached cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover page.

(ii)	Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover page.

(iv)	Shared power to vote or to direct the disposition of:

See the responses to Item 8 on the attached cover page.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2020

Sun Qifeng

By:	/s/ Sun Qifeng
Name: Sun Qifeng

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